              May 25, 2006
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: George F. Ohsiek, Jr., Branch Chief

Re:	New Jersey Resources — File No. 1-14173
May 12, 2006 Comment Letter
Dear Mr. Ohsiek:
     As requested in your letter of May 12, 2006, we are providing you with this response, which is keyed to your comments.
Form 10-K for Fiscal Year Ended September 30, 2005
Management’s Discussion and Analysis of Financial Condition and Results, page 20
Gross Margin, Page 27
     Comment 1: Reference is made to your discussion of gross margins in your natural gas distribution reportable segment. Because gross margin is computed differently than natural gas revenues less the cost of natural gas purchases, please revise your disclosure in future filings to clarify that gross margin, as computed by you, may not be comparable to gross margin as computed by others within and outside of your industry. Please also revise your disclosure to provide a quantitative reconciliation of how you compute gross margin. Finally, please consider whether you should revise the title of this measure so as to avoid any confusion between this measure and gross margin as typically computed under GAAP.
     Response 1: We emphasize gross margin since it is consistent with how we internally analyze our natural gas distribution business. Our definition includes all the revenue and expenses that vary directly with the volume of natural gas sold. We will, however, change the title of gross margin, when discussing our natural gas distribution operations to “utility gross margin.” We will provide a reconciliation of our computation of utility gross margin in our future filings. We will also add the following sentence to our disclosure after our definition of utility gross margin: “This definition of utility gross margin may not be comparable to the definition of gross margin used by others in the natural gas distribution business and other industries.” A pro-forma example of the reconciliation, which will be included in future filings is as follows:

	Three Months Ended		Six Months Ended
	March 31,		March 31,
(Thousands)	2006	2005	2006	2005

Utility Gross Margin
Operating revenues	$471,406	$462,576	$865,752	$783,046
Gas purchases	346,649	334,769	651,782	570,747
Energy and other taxes	24,481	24,474	41,766	38,860
Regulatory rider expense	12,406	14,786	21,863	23,914

Total Utility Gross Margin	$87,870	$88,547	$150,341	$149,525

Utility Gross Margin
Residential and commercial	$78,237	$77,689	$130,906	$130,145
Transportation	6,479	8,160	12,861	14,805

Total Utility Firm Gross Margin	84,716	85,849	143,767	144,950
Incentive programs	2,932	2,438	6,046	4,008
Interruptible	222	260	528	567

Total Utility Gross Margin	87,870	88,547	150,341	149,525

Operation and maintenance expense	21,104	19,268	40,971	39,497
Depreciation and amortization	8,477	8,187	16,900	16,304
Other income taxes not reflected in Utility gross margin	796	739	1,530	1,575

Operating income	$57,493	$60,353	$90,940	$92,149

Other income and expense	$736	$658	$1,561	$1,484

Interest charges, net	$3,990	$3,678	$7,774	$7,310

Net Income	$33,509	$35,258	$52,192	$53,091

     Comment 2: In future filings, please revise your disclosure to clarify why you present both total “firm” gross margin and total gross margin. Ensure the disclosure is clear in terms of the distinction between the two measures.
     Response 2: The following disclosure will be added at the end of our description of gross margin:
“utility gross margin is described in three major categories: 1) firm utility gross margin from residential and commercial customers who receive natural gas service from NJNG through either sales or transportation tariffs; 2) incentive programs, where revenues generated or savings achieved from BPU-approved off system sales, capacity release, FRM or storage incentive programs are shared between customers and NJNG; and 3) utility gross margin from interruptible customers who have the ability to switch to alternative fuels and are subject to BPU-approved incentives”
Financial Statements, page 46
Note 10. Commitments and Contingent Liabilities, page 73
Long Branch MGP Site Litigation, page 74
     Comment 3: With respect to your Long Branch MGP site litigation, please tell us, and revise your future disclosures to clarify: 1) the amount of liability you have accrued related to litigation costs and the settlement agreement; 2) the amount of related insurance recovery you have recorded; and 3) the amount of the regulatory asset you have recorded related to your assumed recovery of the remediation costs. Also tell us in detail your basis for recording any amounts for items 2) and 3) above, as it appears, based on your disclosures, that recovery of the remediation costs through your insurance and/or the remediation rider is uncertain. In this regard, we note your disclosures regarding the financial condition of your insurance carrier call into question your ability to recover amounts from this entity. We also note your disclosure on the top of page 76 that your obligations under the settlement agreement “may be” recoverable through the remediation rider. This does not seem to be sufficient basis for recording a regulatory asset. We may have further comment.
     Response 3: We agree to change the wording on page 76 of the Form 10-K in the future so that it reads as set forth in our Form 10-Q’s for the quarters ended December 31, 2005 and March 31, 2006. In those documents we revised the wording with regard to obligations under the settlement agreement from “may be” to “will be recoverable, with BPU approval.” We believed and continue to believe that a) all costs included in Regulatory assets are appropriately recorded under SFAS #71, “Accounting for the Effects of Certain Types of Regulation” and b) that there is no basis to record a loss contingency under SFAS #5, “Accounting for Contingencies.”
     Our disclosure in Note 1. Summary of Significant Accounting Policies, Regulatory Assets and Liabilities in the Form 10-K and in Note 4. Regulatory Assets and Liabilities in the Form 10-Q’s, also disclosed our remediation expenditures (which include litigation and settlement costs) both expended and accrued, as well as our estimated insurance recovery of $10 million. We believe this level of disclosure is sufficient under the circumstances.
     We also received additional information after the filing of the Form 10-K concerning our litigation with Kemper Insurance Company that further clarifies our situation. In our Form 10-Q’s for the quarters ended December 31, 2005 and March 31, 2006, in Note 6. Regulatory and Legal Proceedings, Kemper Insurance Company Litigation, we disclosed that “the court has determined that Kemper has the ability to pay NJNG up to the policy limits.”
Item 9A. Controls and Procedures, page 78
     Comment 4: We note your statement that the principal executive officer and principal financial officer have concluded that the company’s disclosure controls and procedures are “effective in all material respects...” In future filings, please revise your disclosure to eliminate the clause “in all material respects” so as not to suggest that you are limiting or qualifying your conclusion in any respect. Please also confirm to us that inclusion of such language in the current filing and subsequent filings on Form 10-Q was not intended to limit or qualify your conclusion regarding effectiveness.
     Response 4: We will revise our disclosure in future filings to eliminate the clause “in all material respects.” We also confirm that inclusion of such language was not intended to qualify our conclusion regarding effectiveness.

     Notes to Consolidated Financial Statements
     Comment 5: You state that your management evaluated the effectiveness of your disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e). However, your principal executive and financial officer only concluded that your disclosure controls and procedures were effective with regard to certain parts of the definition of disclosure controls and procedures. In future filing, please revise your disclosure regarding effectiveness to include the entire definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e). Additionally, please confirm to us that your conclusion regarding effectiveness would not change had such disclosure been included in the filing.
     Response 5: We will revise our disclosure in future filings to include the entire definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e). We also confirm that our conclusion regarding effectiveness would not have changed had such disclosure been included in the filing.
We acknowledge that:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     In making the above acknowledgement, the Company does not waive any rights and/or defenses available to the Company under federal and/or state law.
     If you have any questions regarding the information contained in this letter, or need further information, please do not hesitate to call me at (732) 938-1491.

Very truly yours,
/s/ Glenn C. Lockwood
Glenn C. Lockwood
Senior Vice President and Chief Financial Officer